UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

Kent B. Thomas
Delek US Holdings, Inc.
7012 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

TABLE OF CONTENTS

Item 1.	Security and Issuer.
Item 2.	Identity and Background.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 4.	Purpose of Transaction.
Item 5.	Interest in Securities of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7.	Items to Be Filed As Exhibits.
Signature

CUSIP NO. 020520102	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Delek US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,691,292
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,691,292
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,691,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9% based on 70,334,361 shares outstanding as of May 1, 2015
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.    Security and Issuer.

The class of securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of Alon USA Energy, Inc. (“Alon USA”). The principal executive offices of Alon USA are located at 12700 Park Central Dr., Suite 1600, Dallas, Texas 75251.

Item 2.    Identity and Background.

This Schedule 13D is being filed by Delek US Holdings, Inc., a Delaware corporation (“Delek”), with its principal office located at 7102 Commerce Way, Brentwood, Tennessee 37027. Delek’s common stock is listed on the New York Stock Exchange under the symbol “DK.” Delek and its subsidiaries conduct an integrated downstream energy business focused on petroleum refining, the wholesale distribution of refined products and convenience store retailing.

Set forth in Appendix I with respect to each director and executive officer of Delek are his name, business address and present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on.

During the last five years, none of Delek, or to the best of Delek’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of Delek is a citizen of the United States, except Assaf Ginzburg is a citizen of Israel.

Item 3.    Source and Amount of Funds or Other Consideration.

On April 14, 2015, Delek entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Alon Israel Oil Company, Ltd. (“Alon Israel”), providing for Delek’s acquisition of 33,691,292 shares of Common Stock of Alon USA from Alon Israel (such shares collectively, the “ALJ Shares”). The closing of Delek’s acquisition of the ALJ Shares (the "Closing") occurred on May 14, 2015.

The consideration for Delek’s acquisition of the ALJ Shares consisted of (i) Delek’s issuance of 6,000,000 restricted shares of its common stock to Alon Israel, (ii) $200.0 million in cash funded with a combination of cash on hand and borrowings under Delek’s credit facilities, including the term loan credit facility of Delek’s wholly-owned subsidiary, Lion Oil Company, which term loan facility was amended and restated (the “Lion Oil Credit Facility”), under which Fifth Third Bank is the administrative agent, lead collateral agent, joint lead arranger and sole book runner, Bank Hapoalim B.M. is designated account collateral agent and joint lead arranger, and Israel Discount Bank of New York is joint lead arranger, in connection with and as of the closing of Delek’s acquisition of the ALJ Shares, and (iii) Delek's issuance of an unsecured $145.0 million term promissory note payable to Alon Israel that will bear interest at a rate of 5.5% per annum and require five annual principal amortization payments of $25.0 million beginning in January 2016, followed by a final principal amortization payment of $20.0 million at maturity in January 2021. In addition, Delek is required to issue to Alon Israel an additional 200,000 restricted shares of its common stock if the closing price of Delek’s common stock is greater than $50.00 per share for at least 30 consecutive trading days that end on or before May 14, 2017.

Item 4.    Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Delek acquired the ALJ Shares for investment purposes upon the Closing of the transactions contemplated by the Stock Purchase Agreement described in Item 3 above. Pursuant to the Stock Purchase Agreement, upon the Closing the following executive officers of Delek listed on Appendix I were appointed to the board of directors of Alon USA (the “Alon USA Board”): Ezra Uzi Yemin, Assaf Ginzburg, Frederec Green, and Mark D. Smith. Avigal Soreq, an employee of Delek, was also appointed to the Alon USA Board upon the Closing, and Mr. Yemin was also appointed the chairman of the Alon USA Board. In their capacities as directors of Alon USA, these executive officers and employees of Delek are, and will be, significantly involved in the affairs of Alon USA, and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.
Also, in connection with the execution of the Stock Purchase Agreement, Delek entered into an Amended and Restated Stockholder Agreement with Alon USA, dated as of April 14, 2015 (the "Stockholder Agreement"). The Stockholder Agreement includes the following terms, among others, that became effective upon the Closing:

•
Until May 14, 2016, neither Delek nor any of its affiliates and associates will own, acquire, or attempt to acquire any of Alon USA's common stock or preferred stock (collectively, the "Alon USA Capital Stock"), or securities that are settled in or represent the right to acquire Alon USA Capital Stock, in excess of 49.99 percent of the outstanding shares of Alon USA Capital Stock on an as-converted basis, or, in the event of a Triggering Transaction, 51 percent of the outstanding shares. A “Triggering

Transaction” is defined as (a) the public disclosure of an acquisition of shares by any person (other than Delek, any of its affiliates or associates or affiliates of Alon USA) of Alon USA Capital Stock representing 15 percent or more of the outstanding voting power of Alon USA Capital Stock that has been approved by the Alon USA Board for purposes of Section 203 of the Delaware General Corporation Law or (b) a bona fide tender or exchange offer by any person (other than Alon USA, Delek or any of its affiliates or associates) to purchase outstanding shares of Alon USA Capital Stock if such offer is not withdrawn or terminated.

•
Until May 14, 2016, all shares of Alon USA Capital stock owned by Delek and its affiliates and associates will be voted, in Delek’s discretion, on any matter put to a vote of the Alon USA stockholders either as recommended by the Alon USA Board or proportionally with the votes cast by all other holders of Alon USA Capital Stock, except for certain matters (including voting on a merger or sale of all or substantially all assets of Alon USA, amendments to Alon USA’s certificate of incorporation, dissolution of Alon USA or issuance of Alon USA Capital Stock) as to each of which Delek and its affiliates and associates may vote their shares in their sole discretion. However, in the event of a Triggering Transaction, Delek and its affiliates and associates will not vote, or otherwise take any action with respect to, any shares of Alon USA Capital Stock in excess of 49.99 percent of the voting power of the outstanding shares of Alon USA Capital Stock at any meeting of Alon USA stockholders.

•
Until the election of directors at Alon USA's 2016 annual meeting of stockholders (the "2016 Alon Annual Meeting"), the Alon USA Board shall only nominate directors for election that are recommended by a committee of the Alon USA Board consisting solely of two or more independent directors of Alon USA (the "Independent Nominating Committee"). At any Alon USA stockholder meeting held prior to the 2016 Alon Annual Meeting, Delek will vote all Alon USA Capital Stock Delek, its affiliates and associates hold (i) in favor of all director nominees nominated by the Independent Nominating Committee, provided, however, that a specified number of such director nominees constituting less than a majority of the Alon USA Board shall be persons designated by Delek who are reasonably acceptable to the Independent Nominating Committee to serve as members of the Alon USA Board, (ii) against any other nominees and (iii) against the removal of any member of the Alon USA Board if the Independent Nominating Committee so recommends.

•
The bylaws of Alon USA were amended to provide that, until the final adjournment of the 2016 Alon Annual Meeting, the affirmative vote of at least 90% of the Alon USA Board shall be required to remove or replace the chairman of the Alon USA Board without cause.

Other than as set forth above, Delek, in its capacity as a holder of securities of Alon USA, currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
Item 5.    Interest in Securities of the Issuer.

(a) and (b) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

Other than the 33,691,292 shares of Alon USA Common Stock acquired by Delek from Alon Israel as described above, none of Delek’s directors or executive officers beneficially owns any shares of Alon USA Common Stock.

During the past sixty days there have been no transactions in shares of Alon USA Common Stock by Delek or any of its directors or executive officers, other than the Delek’s acquisition of the ALJ Shares from Alon Israel as disclosed in this Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 hereof are incorporated herein by reference. In addition, the ALJ Shares have been pledged as collateral in connection with borrowings under the Lion Oil Credit Facility.

Item 7.    Items to be filed as Exhibits.

99.1
Second Amended and Restated Financing Agreement, dated May 14, 2015, among Lion Oil Company as borrower, certain subsidiaries of Lion Oil Company named therein as guarantors, the various institutions from time to time party to this Agreement, as Lenders, Fifth Third Bank as Administrative Agent and Lead Collateral Agent and Bank Hapoalim B.M., as Designated Account Collateral Agent.

99.2	Amended and Restated Stockholder Agreement between Delek US Holdings, Inc. and Alon USA Energy, Inc. dated April 14, 2015.

99.3	Stock Purchase Agreement between Alon Israel Oil Company, LTD., and Delek US Holdings, Inc. dated April 14, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELEK US HOLDINGS, INC.
By: /s/ Kent B. Thomas	Date: May 26, 2015
Kent B. Thomas
Executive Vice President, General Counsel & Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Appendix I
DELEK US HOLDINGS, INC.

Executive Officers

Name	Title	Address
Ezra Uzi Yemin	President / Chief Executive Officer / Chairman of the Board	7102 Commerce Way Brentwood, Tennessee 37027
Assaf Ginzburg	Executive Vice President / Chief Financial Officer	7102 Commerce Way Brentwood, Tennessee 37027
Frederec Green	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Mark D. Smith	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Harry P. (Pete) Daily	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Daniel L. Gordon	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Donald N. Holmes	Executive Vice President	7102 Commerce Way Brentwood, Tennessee 37027
Kent B. Thomas	Executive Vice President/ General Counsel / Secretary	7102 Commerce Way Brentwood, Tennessee 37027

Directors

Name	Address	Principal Occupation/Employer
Ezra Uzi Yemin	7102 Commerce Way Brentwood, Tennessee 37027	President / Chief Executive Officer / Chairman of the Board - Delek US Holdings, Inc.
William J. Finnerty	7102 Commerce Way Brentwood, Tennessee 37027	Businessperson
Carlos E. Jordá	7102 Commerce Way Brentwood, Tennessee 37027	Advisor on potential refining and marketing projects for Gaffney Cline and Associates
Charles H. Leonard	7102 Commerce Way Brentwood, Tennessee 37027	Businessperson
Shlomo Zohar	7102 Commerce Way Brentwood, Tennessee 37027	Independent consultant in the financial services sector